SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] n° 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

MATERIAL FACT NOTICE

Ambev S.A. (“Company”), in compliance with the Brazilian Securities Commission (“CVM”) Instruction nº 358/2002, as amended, informs its shareholders and the public that the Company's management adjusted the submission criteria for its projections for the year of 2016.

As disclosed today in our press release, we no longer expect to achieve our goal of flat net revenue in Brazil for the year of 2016, given the uncertainties of the macroeconomic environment in Brazil and a tough 4th quarter/2015 net revenue per hl comparable. Therefore, the Company decided to discontinue the release of the net revenue guidance for Brazil in 2016.

We have no changes to our COGS, SG&A and capex guidance. We continue to expect:

  Cash COGS (Cost of Goods Sold) in Brazil to grow mid to high single digit in the full year;
  Cash SG&A (Selling, General & Administrative) in Brazil to grow low single digit in the full year;
  Capex in Brazil to decline year over year.

This material fact notice refers to projections and shall not be considered as promise of performance, since projections reflect the perception of the Company's management and are subject to risks and uncertainties. Projections take into account several factors such as general economic, market and industry conditions that are beyond the control of the Company’s management. Any changes in such assumptions or factors could cause actual results to differ from the projections made.

Additional information can be found in our 3rd quarter financial information and related press release, both available at the SEC’s website, as well as our Formulário de Referência to be updated in due course.

São Paulo, October 28, 2016.

Ambev S.A.

Ricardo Rittes de Oliveira Silva

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer